RECEIVED

2007 SEP 14 A 9:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 August 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 22 August 2007 and 23 August 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

07026686

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/ja

9/19

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

INCORPORATION OF SUBSIDIARY

The Board of Directors of UOL Group Limited ("**UOL**") is pleased to announce that it has incorporated a wholly-owned subsidiary in Singapore, brief details of which are as follows:

1.	Name	:	Pan Pacific Hospitality Pte. Ltd.
2.	Country of Incorporation	:	Singapore
3.	Issued and Paid-up Capital	:	S$1 comprising 1 ordinary share
4.	Principal Activity	:	Operating of serviced apartments

The shareholding interest in Pan Pacific Hospitality Pte. Ltd. is held by UOL Hospitality Pte. Ltd., a wholly-owned subsidiary of UOL.

None of the directors or controlling shareholders of UOL has any interest, direct or indirect, in the above transactions.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 22/08/2007 to the SGX.

UOL GROUP LIMITED Company Registration No. 196300438C

PROPOSED ACQUISITION AND DEVELOPMENT OF LAND LOCATED TO THE EAST OF JINGANG BRIDGE AND TO THE SOUTH OF ZHANG ZI ZHONG LU, HONGQIONG DISTRICT, TIANJIN, THE PEOPLE'S REPUBLIC OF CHINA ("PROPERTY")

Further to the announcement on 9 July 2007 on the above, the Board of Directors of UOL Group Limited ("**UOL**" or the "**Company**") is pleased to announce that its wholly-owned subsidiary, UOL Capital Investments Pte. Ltd. ("**UOLC**") and Tianjin Xi Wang Real Estate Construction and Development Co., Ltd. ("**Xi Wang**") have entered into a joint venture agreement ("**JVA**") for the establishment of the joint venture company ("**JV Co**") in The People's Republic of China on a 90:10 basis.

The JV Co to be known as "Tianjin UOL Xiwang Real Estate Development Co., Ltd." will be established with a registered capital of RMB 500 million. It is intended that the JV Co will acquire the Property, which has a total land area of approximately 22,895 square metres, for a consideration of RMB 458 million and develop the Property as a mixed-use development comprising residential apartments, hotel, office and retail components. The consideration for the acquisition of the Property was arrived at on a willing buyer willing seller basis.

The establishment of the JV Co and the acquisition of the Property by the JV Co are subject to authorities' approvals, satisfactory due diligence and fulfilment of other conditions. Parties shall make their contributions to the registered capital of the JV Co in accordance with the schedule as approved by the relevant authorities.

The acquisition is not expected to have a material impact on the Group's net tangible assets or earnings per share for the financial year ending 31 December 2007.

The Company is not aware that any of the Directors of the Company or any of the controlling shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 23/08/2007 to the SGX

END